News Release
Communiqué de Pressee
Exhibit 99.6

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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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Philippe GATEAU
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Burkhard REUSS
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TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Two oil discoveries on Block 32, in the Angolan ultra deep offshore
Paris, February 8, 2007 — Sociedade Nacional de Combustíveis de Angola (Sonangol) and Total E&P Angola, a wholly owned subsidiary of Total, announce new oil discoveries with the eighth and ninth exploration wells drilled on Block 32 in the ultra deep waters of the Angolan offshore.
Drilled in a water depth of 1,977 metres, the Manjericão-1 well tested more than 5,000 barrels per day of oil from Oligocene oil bearing reservoirs. This discovery is located in the central part of Block 32, approximately 38 kilometres northwest of the Gengibre-1 discovery made in 2004. It demonstrates that there is additional resource potential in the previously unexplored central area of Block 32.
Drilled in a water depth of 1,673 meters, the Caril-1 well also encountered Oligocene oil bearing reservoirs. The well was tested from a selected interval and produced at a rate of 6300 barrels per day of light oil. This discovery is located in the northeastern part of Block 32, approximately 18 kilometres north-northwest of the Gindungo-1 and 7 kilometres west-south-west of Cola-1, discoveries made respectively in 2003 and 2004.
Complementary technical studies are being carried out to fully evaluate these promising drilling results, and further exploration drillings are underway and planned across the block.
Sonangol is the concessionaire of Block 32. Total holds a 30% interest as Operator. Other partners in Block 32 are Marathon Oil Company (30%) , Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Petrogal (5%).
Total in Angola

Total is present in Angola since 1953 and held end 2006 interests in six production permits, three of which it operates (Blocks 17, 3 and FS/FST) and three it does not (Blocks 0, 14 and 2) and three exploration permits, one of which it operates (Block 32) and two it does not (Blocks 31 and 33).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones (Girassol and Dalia, which are in production, Pazflor which is in the final bidding process before sanction, and CLOV, a fourth major production area, based on Cravo, Lirio, Orquidea and Violeta discoveries, currently being studied).

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (1) 47 44 68 21
Catherine ENCK
Tel. + 33 (1) 47 44 37 76
Patricia MARIE
Tel. + 33 (1) 47 44 45 90
Paul FLOREN
Tel. : + 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (1) 47 44 47 49
Bertille ARON
Tel : + 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : + 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : + 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : + 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : + 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
The production of Block 17, with Girassol and Dalia structures, is expected to reach nearly 500,000 barrels of oil per day by summer 2007.
Ultra-deep exploration work conducted in 2005 and 2006 confirmed the potential of Block 32. After the discoveries of Gindungo in 2003, Canela and Cola in 2004, Gengibre and Mostarda in 2005, the positive result from the recently drilled Salsa well confirmed the potential of a new production structure in the southeastern area of the block. Conceptual development studies were initiated in 2005 for development of these discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com